Mail Stop 4561

December 18, 2008

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

>   **Re: Capstead Mortgage Corporation**
>   **Form 10-K as of December 31, 2007**
>   **Filed on March 5, 2008**
>   **File No. 001-08896**

Dear Mr. Phillip Reinsch:

       We have reviewed your response letter dated November 25, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit 13

Financial Statements and Notes

Consolidated Statements of Income, page 6

1.   We read your response to comment one. As discussed, the calculation of net interest margin of mortgage securities and similar investments on your Statements of Income should include interest expense on unsecured borrowings. Please amend your Form 10-K for the year ended December 31, 2007 and the subsequently filed Forms 10-Q to comply with this presentation.

2.   Further to our comment, please also file your required Item 4.02 8-K.   The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, your time frame for filing the restated financial statements, and describe how this restatement impacted your conclusion regarding disclosure controls and procedures.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief